FORM 51-102F3 - MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Energy Ltd. ("Tournigan" or the "Corporation")
Unit 1 – 15782 Marine Drive
White Rock, BC V4B 1E6

Item 2.

Date of Material Change

December 22, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on December 23, 2008.

Item 4.

Summary of Material Change

Pursuant to the announcement by Tournigan (TVC:TSX-V; TGP:Frankfurt) on October 2, 2008 that it had arranged to sell its wholly-owned subsidiaries, Dalradian Gold Limited ("Dalradian Gold") and Tournigan USA Inc. ("Tournigan USA"), Tournigan announced that it has amended and closed the Dalradian Gold transaction, subject to TSX Venture Exchange approval, and is continuing to work towards closing the Tournigan USA transaction.

Item 5.

Full Description of Material Change

Dalradian Gold Transaction

The Dalradian Gold transaction, which involves the Corporation’s Curraghinalt Gold Project in Northern Ireland, has been amended and finalized as an earn-in option arrangement. Under the terms of the option agreement, C3 Resources, Inc. ("C3 Resources") has the option to pay Tournigan a total of C$9.25 million in four staged payments in exchange for increased equity interests totalling up to 90% in Dalradian Gold, in addition to C3 Resources funding 100% of the project expenditures until the completion of a bankable feasibility study (the "Option"). The payments will be paid by C3 Resources to Tournigan in the following stages:

(a)

An upfront payment of C$1 million paid as to: C$375,000 (paid in October 2008), C$450,000 to be paid on receipt of approval for the transaction from the TSX Venture Exchange, and a further C$175,000 0which is payable on or before March 31, 2009);

(b)

C$3.25 million upon the completion of an updated NI 43-101 compliant resource definition, on or before December 31, 2010 (the "First Earn-In");

(c)

C$1.75 million upon completion of a NI 43-101 compliant pre-feasibility study, on or before December 31, 2011 (the "Second Earn-In"); and

(d)

C$3.25 million upon completion of a NI 43-101 compliant bankable feasibility study, on or before June 30, 2013 (the "Third Earn-In").

Upon completion of the First Earn-In, C3 Resources will hold an equity interest of 51% in Dalradian Gold, and C3 Resources, Tournigan and Dalradian Gold will enter into a joint venture agreement. C3 Resources will have the option to continue to solely fund the activities required to complete the Second Earn-In (67% interest) and, to subsequently continue to solely fund the activities required to complete the Third Earn-In (90% interest). Alternatively, if C3 Resources has paid Tournigan a total of $8,250,000 pursuant to the First, Second and Third Earn-ins, C3 Resources will be deemed to have satisfied and exercised the Third Earn-in and will be entitled to exercise an Advanced Earn-in option to purchase an additional 23% interest, resulting in an aggregate 90% equity interest in Dalradian Gold. Tournigan may then participate in the Dalradian Gold project by sharing expenditures with C3 Resources on a pro-rata basis, or convert its 10% interest to a 5.0% Net Profits Interest Royalty with respect to precious metals production and a 1.0% Net Smelter Return Royalty with respect to base metals production.

Alternatively, after exercising the option to earn the First Earn-In (51% interest), C3 Resources may choose not to continue to solely fund the activities required to continue increasing its interest in Dalradian Gold, at which time Tournigan and C3 Resources would participate in Dalradian Gold on a pro-rata basis pursuant to the joint venture agreement.

The parties have entered into a definitive option agreement, effective as of December 19, 2008.

The Dalradian Gold transaction remains subject to approval by the TSX Venture Exchange.

Tournigan USA Transaction

Tournigan continues to work toward closing the Tournigan USA transaction with Fischer-Watt Gold Company, Inc. under the same terms as outlined in the October 2, 2008 press release. Tournigan USA holds claims in Wyoming, South Dakota and Arizona covering approximately 55,000 acres of prospective uranium exploration ground. Closing of the Tournigan USA transaction is planned for mid-January.

The Curraghinalt Gold Project in Northern Ireland (Dalradian Gold) and the uranium exploration licenses in the USA (Tournigan USA) are non-core assets of Tournigan. The structures of the two transactions allow Tournigan to continue participating in the potential upside of the underlying assets, while allowing its management and financial resources to be focused exclusively on the development of its prospective mineral properties in Slovakia, notably its Kuriskova Uranium Project.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

Doris Meyer, Corporate Secretary
Telephone – 604-536-2711
Facsimile – 604-536-2788

Item 9.

Date of Report

Dated at White Rock, B.C. December 30, 2008.